DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel: (212) 557-7200

February 6, 2014

Via Edgar Correspondence

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
Filed July 12, 2013
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are providing supplemental information referenced on our letter dated January 24, 2014 (the “Response Letter”). The following is enclosed herewith:

1) As referenced in Comment 10 of the Response Letter, attached hereto as Exhibit A are the relevant portions of an article entitled “Dancing Backward in High Heels": Examining and Addressing the Disparate Treatment of Energy Efficiency and Renewable Resources”, authored by Inara Scott, Assistant Professor, College of Business, Oregon State University, J.D. Lewis & Clark Law School, published in vol. 42, issue 2 of the Environmental Law Journal of Lewis and Clark Law School as the source for their statements on page 13 under the risk factor “Existing Regulations. . . .”

2) As referenced in Comment 16 of the Response Letter, enclosed herewith is the “Clean Energy Trends 2013” referenced on page 38 under Industry Overview provided on a supplemental basis marked to show what appears in the prospectus, attached hereto as Exhibit B.

As referenced in Comment 16 of the Response Letter, enclosed herewith is the American Council for an Energy-Efficient Economy (“ACEEE”) referenced on page 47 under Corporation - State, provided on a supplemental basis marked to show what appears in the prospectus, attached hereto as Exhibit C.

In addition, prior Comment 18 in the Staff’s January 9, 2014 Comment Letter concerned rebates and incentive programs. The response concerning rebates and incentive programs is detailed in the Company’s response No. 18 with the filing of Amendment No. 2 and is not based on any supplemental information.

Ms. Amanda Ravitz

Securities and Exchange Commission

February 6, 2014

If you have any questions, please do not hesitate to contact the undersigned at 646‐428‐3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc: Dr. Johnny R. Thomas

Ms. Amanda Ravitz

Securities and Exchange Commission

February 6, 2014

Exhibit A

TOJCI.SCOTT.DOC	4/18/2013 4:20 PM

ARTICLES

“DANCING BACKWARD IN HIGH HEELS”: EXAMINING AND

ADDRESSING THE DISPARATE REGULATORY TREATMENT

OF ENERGY EFFICIENCY AND RENEWABLE RESOURCES

BY

INARA SCOTT*

Both energy efficiency and renewable resources offer significant benefits to utilities, their customers, and society as a whole. Yet energy efficiency programs face formidable barriers to adoption that renewable resources do not. While both renewable and efficiency resources have received significant funding in recent years, government support for renewables continues to dwarf that for efficiency measures, and regulatory policies consistently discourage utilities from investing in efficiency measures even while they incentivize investment in renewables. This Article examines the parallel development of renewable resource and energy efficiency programs within utilities, compares the differing treatment of each, and offers concrete recommendations for enhancing energy efficiency adoption by modifying existing policies to more closely resemble those applied to renewable resources. The Article concludes that the historic disincentives to implementing efficiency policies can be remedied by: 1) updating ratemaking structures to ensure utilities can recover and earn on efficiency investments; 2) streamlining cost effectiveness tests that presently encourage utilities to underestimate and under-invest in efficiency programs; and 3) addressing market barriers by strengthening consumer incentives and market transformation efforts.

* Assistant Professor, College of Business; Oregon State University, J.D. Lewis & Clark Law School. Professor Scott practiced energy law for more than a decade before joining the faculty at Oregon State University.

[255]

TOJCI.SCOTT.DOC	4/18/2013 4:20 PM

2013]         DANCING BACKWARD IN HIGH HEELS           293

utilities could increase the size of incentives and find ways to make incentives more attractive to customers through advertising and education.200 Indeed, a number of high performing states with robust efficiency programs, including Michigan and Colorado, are doing just that.201

Another way to address market barriers is to pursue mandatory codes and standards for increased efficiency in buildings and appliances. Utilities in a number of states receive credit toward efficiency saving goals when they participate in successful efforts to increase compliance with or adoption of more stringent efficiency codes.202 These types of market-transformation programs can be difficult to measure, as their evaluation may require subjective determinations, which in turn may make them less likely to pass more stringent cost effectiveness measures.203 The difficulty in measuring market-transformation efforts may also deter utilities from participating in these activities.204 One solution would be to create different standards for market transformation, or to exempt market-transformation efforts from cost-effectiveness calculations.205 Different entities may also be established to operate standard efficiency programs and market-transformation efforts, as has been done successfully in Oregon and Vermont.206

VI. CONCLUSION

Energy efficiency is a low-cost, low-risk resource that provides significant benefits to utilities and their customers. Yet substantial barriers follow from the unique regulatory treatment afforded this important resource. Investing in energy efficiency subjects the majority of investor-owned utilities to the risk of unrecovered expenses, high opportunity costs, and little reward. Uncertain and complex standards for judging cost-effectiveness incentivize utilities to underestimate and underinvest in efficiency resources.

Utilities profit from investments in renewable resources. RPSs in a majority of states require targeted investments in renewables, even when costs for those resources exceed fossil fuel alternatives. While inalterable differences between renewable resources and energy efficiency make it impossible to treat these two resources identically, regulators must consider amending existing policies to achieve greater equity. Using the regulatory treatment of renewable resources as a guide, this Article has proposed

200 See SETH NOWAK ET AL., AM. COUNCIL FOR AN ENERGY-EFFICIENT ECON., ENERGY

EFFICIENCY RESOURCE STANDARDS: STATE AND UTILITY STRATEGIES FOR HIGHER ENERGY SAVINGS

12, 18–19 (2011), available at http://www.aceee.org/sites/default/files/publications/research

reports/u113.pdf (describing the tactics of offering more rebates and bigger rebates as effective strategies that can be used to meet high savings goals and ramp-up new programs).

201 See id. at 18–19

202 FOSTER ET AL., supra note 75, at 51.

203 See Carl Blumstein et al., Who Should Administer Energy-Efficiency Programs?, 33

ENERGY POL’Y 1053, 1066 (2005).

204 Blumstein, supra note 153, at 6234.

205 KUSHLER ET AL., supra note 140, at 36.

206 Blumstein, supra note 153, at 6236.

TOJCI.SCOTT.DOC	4/18/2013 4:20 PM

294           ENVIRONMENTAL LAW           [Vol. 43:255

concrete and achievable regulatory reforms to encourage energy efficiency program development. In the area of utility ratemaking, these reforms – such as updating ratemaking policies, adding decoupling mechanisms and incentives for efficiency investments - have the potential to significantly increase efficiency adoption. Addressing cost-effectiveness tests by minimizing individual project assessment, streamlining complexity, and considering national standards, can reduce some of the underestimation and underinvestment by utilities in efficiency resources. Finally, using the market power of utilities to address impediments to individual investment can help remedy the market barriers that plague efficiency investment.

By addressing the disincentives and barriers to efficiency investment, states can turn around the momentum of this crucial energy resource, and allow it to lead, rather than follow, the transformation of the United States’ energy portfolio.

Ms. Amanda Ravitz

Securities and Exchange Commission

February 6, 2014

Exhibit B

CLEAN ENERGY TRENDS 2013

BY RON PERNICK
AND CLINT WILDER
AND TREVOR WINNIE

MARCH 2013

CLEAN EDGE
THE CLEAN-TECH MARKET AUTHORITY

CLEAN EDGE

CLEAN ENERGY TRENDS 2013

2012 proved to be an unsettling and difficult year for clean energy. High-profile bankruptcies and layoffs plagued many clean-tech companies, overall venture investments retreated in the face of increasingly elusive returns, and the industry was begrudgingly transformed into a partisan wedge issue during the highly contentious U.S. presidential campaign.

The beginning of 2013 has continued many of these same themes. In the U.S., conservative organizations and politicians continue to attack pro-clean energy policies at both the state and federal level. Numerous groups, most prominently the American Legislative Exchange Council (ALEC), are feeding off election-season rhetoric by ratcheting up efforts to roll back supportive policies such as state-backed renewable portfolio standards (RPS). In Europe, ongoing economic struggles continue to slow demand for a host of clean technologies. Even in China, where economic growth and clean-tech commitments seem to carry on unimpeded, the country's overleveraged solar manufacturers are being forced to crawl back to the government for even larger (and we'd say unsustainable) safety nets.

The fundamental global market drivers for clean technology remain largely intact

The fundamental global market drivers for clean technology, however, remain largely intact. Intensifying resource constraints (everything from freshwater to energy feedstocks) cannot be ignored, especially with a global population now exceeding 7 billion. In the aftermath of unprecedented climate disruption in the U.S. and abroad, resiliency and adaptation are becoming critical business and policy drivers as organizations scramble to meet a literally changing landscape. In the U.S., President Obama has signaled a strong commitment to expanding clean energy and energy efficiency in his second term, calling for a doubling of renewable power by 2020. And increasingly lower prices for clean-tech goods and services are helping wind and solar power reach cost parity in both utility-scale and distributed markets, making the value proposition increasingly attractive. Even amidst the carnage of 2012, clean energy has continued its ascent as a major economic force, with an increasing focus on deploying technologies that are ready and available now.

Global Clean-Energy Projected Growth
2012-2022 ($US Billions)
Biofuels
$177.7
$95.2
Wind Power
$124.7
$73.8
Solar Power
$123.7
$79.7
2012
2022
$0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 $300 $325 $350 $375 $400 $425
TOTAL
$426.1
$248.7
Source: Clean Edge, Inc., 2013

Indeed, against 2012's not-so-rosy backdrop, solar, wind, and biofuels *deployment* continued to rise. As a result, combined global revenue for solar PV, wind power, and biofuels grew year-to-year – albeit only slightly – from $246.1 billion in 2011 to $248.7 billion in 2012. This marginal growth doesn't reflect the industry's true expansion, though, as solar PV revenues fell considerably even as installed capacity grew – one of many consequences of fast-declining prices for solar power technologies

2
© 2013 Clean Edge, Inc. (www.cleanedge.com).
May be reproduced for noncommercial purposes only, provided credit is given to Clean Edge Inc. and includes this copyright notice.

Ms. Amanda Ravitz

Securities and Exchange Commission

February 6, 2014

Exhibit C

•

Other states making significant progress include Arizona, Michigan, North Carolina, and Pennsylvania, whose implementation of Energy Efficiency Resource Standards led to large increases in efficiency program spending from 20 10 to 2011.

•

Annual savings from customer-funded energy efficiency programs topped 18 million MWh in 2010, a 40% increase over a year earlier. This is roughly equivalent to the amount of electricity the state of Wyoming uses each year.

•

Utility budgets for electric and natural gas efficiency programs rose to almost $7 billion in 2011, a 27% increase over a year earlier. Of this, $5.9 billion went to electric efficiency programs, with the remaining $l.1 billion for natural gas programs. These represent 29% and 18% increases, respectively, over 2010 budgets.

•

Twenty-four states have adopted and adequately funded an Energy Efficiency Resource Standard, which sets long-term energy savings targets and drives investments in utility-sector energy efficiency programs. The states with the most aggressive savings targets include Arizona, Hawaii, Maryland, Massachusetts, Minnesota, New York, Rhode Island, and Vermont.

Ten states have adopted energy efficiency codes for new building construction that exceed the IECC 2009 or ASHRAE 90. 1-2007 codes for residential and commercial building construction. Two additional states, Maryland and Illinois, have advanced even further by adopting the most recent and most stringent code for residential construction, the 2012 IECC.

METHODOLOGY

The 2012 State Energy Efficiency Scorecard provides a broad assessment of policy and programs that improve energy efficiency in our homes, businesses, industry, and transportation. This report examines six of the primary policy areas in which states typically pursue energy efficiency: utility and "public benefits" programs and policies; transportation policies; building energy codes; combined heat and power policies; state government-led initiatives around energy efficiency; and appliance and equipment standards. Figure ES-I provides a percentage breakdown of the points assigned to each policy area.

The baseline year against which we assessed policy and program changes varies by policy category. Most scores are based on policies in place as of September 20 12. In Chapter 2 on utility and public benefits programs, however, we scored states based on data from 2011 and 2010, the latest years in which data were available for our metrics.